UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COLONY CAPITAL, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.875% CONVERTIBLE SENIOR NOTES DUE 2021
(Title of Class of Securities)
19624RAB2
(CUSIP Number of Class of Securities)
Ronald M. Sanders, Esq.
Executive Vice President, Chief Legal Officer and Secretary
Colony Capital, Inc.
515 S. Flower Street, 44th Floor
Los Angeles, CA 90071
(310) 282-8820
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David W. Bonser, Esq. Tiffany Posil, Esq. Hogan Lovells US LLP 555 13th Street NW Washington, D.C. 20004-1109 (202) 637-5600 (Phone) (202) 637-5910 (Fax)
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,811,000	$14,642.87

(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $112,811,000 aggregate principal amount of the issuer's 3.875% Convertible Senior Notes due 2021 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Notes.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2020, equals $129.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     Not applicable.          Filing Party:     Not applicable.
Form or Registration No.:     Not applicable.          Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Colony Capital, Inc., a Maryland corporation (the “Company”), and relates to the offer (the “Offer”) by the Company to purchase any and all of its issued and outstanding 3.875% Convertible Senior Notes due 2021 (the “Convertible Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2020 (the “Offer to Purchase”). The Company will also pay to each Holder who validly tenders the Convertible Notes pursuant to the Offer all accrued and unpaid interest up to but excluding the date on which the Convertible Notes are purchased. The Company’s obligation to accept for payment, and to pay for, any Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction or waiver of all the conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to Items 1 through 13, except those items to which information is specifically provided herein. The Offer to Purchase is filed as Exhibit (a)(1)(i) hereto.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
(a)       Name and Address. The issuer of the securities subject to the Offer is Colony Capital, Inc., a Maryland corporation, with its principal executive offices located at 515 South Flower Street, 44th Floor, Los Angeles, California, 90071, and telephone number (310) 282-8820.
(b)       Securities. The subject class of securities is the Company’s 3.875% Convertible Senior Notes due 2021. As of August 27, 2020, there was $112,811,000 aggregate principal amount of Convertible Notes outstanding.
(c)       Trading Market and Price. The Convertible Notes are not listed on any national securities exchange. There is no established trading market for trading in the Convertible Notes. The common stock of the Company, which may be issued upon conversion of the Convertible Notes, trades on the New York Stock Exchange under the symbol “CLNY.” The information set forth under “Market Information About the Convertible Notes” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
(a)       Name and Address. This is an issuer tender offer made by the filing person and subject company, Colony Capital, Inc., a Maryland corporation, with its principal executive offices located at 515 South Flower, 44th Floor, Los Angeles, California, 90071, and telephone number (310) 282-8820.
The following table sets forth the names of each of the executive officers, directors and controlling persons of the Company. The business address and telephone number of each person set forth below is c/o Colony Capital, Inc., 515 South Flower, 44th Floor, Los Angeles, California, 90071; telephone number (310) 282-8820.

Name	Position
Marc C. Ganzi	President and Chief Executive Officer
Thomas J. Barrack, Jr.	Executive Chairman
Mark M. Hedstrom	Executive Vice President and Chief Operating Officer
Jacky Wu	Executive Vice President, Chief Financial Officer and Treasurer
Ronald M. Sanders	Executive Vice President, Chief Legal Officer and Secretary
Douglas Crocker II	Director
Nancy A. Curtin	Director
Jeannie H. Diefenderfer	Director
Jon. A. Fosheim	Director
Craig M. Hatkoff	Director
Raymond C. Mikulich	Director
George G. C. Parker	Director
Dale Anne Reiss	Director
John A. Somers	Director
John L. Steffens	Director

Item 4. Terms of the Transaction.
(a)       Material Terms.
(1)       Tender Offers.
(i)       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Impact of the Offer on Rights of the Holders of the Convertible Notes” is incorporated herein by reference.
(ii)-(iii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Offer— Introduction,” “The Offer—Consideration; Accrued Interest” and “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
(iv)       Not applicable.
(v)       The information set forth in the Offer to Purchase in the section entitled “The Offer—Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
(vi)-(vii) The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.
(viii)       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Procedures for Tendering and Withdrawing Convertible Notes—Withdrawal of Tenders; Absence of Appraisal Rights,” “Acceptance for Payment and Payment” and “Conditions to the Offer” is incorporated herein by reference.
(ix)       Not applicable.
(x)       The information set forth in the Offer to Purchase in the section entitled “Impact of the Offer on Rights of the Holders of the Convertible Notes” and “Additional Considerations Concerning the Offer” is incorporated herein by reference.

(xi)       The consideration the Company pays for any Convertible Notes will extinguish the carrying value of the Convertible Notes. The difference between the consideration the Company pays and the net carrying amount of the Convertible Notes will be recognized as a gain or loss on extinguishment in the Company’s consolidated statement of operations in the period in which the Convertible Notes are repurchased.
(xii)       The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.
(2)       Mergers or Similar Transactions.
(i)-(vii) Not applicable.
 (b)       Purchases. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference. To the Company’s knowledge based on reasonable inquiry, no Convertible Notes are owned by any officer, director or affiliate of the Company.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

(1)	The Company has entered into the following agreements relating to the Convertible Notes:
a.    Indenture, dated as of April 10, 2013, between Colony Financial, Inc. and The Bank of New York Mellon, (as filed as Exhibit 4.1 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on April 10, 2013, File No. 001-34456 and incorporated herein by reference), as supplemented by the Second Supplemental Indenture, dated as of January 28, 2014 (as filed as Exhibit 4.2 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on January 28, 2014, File No. 001-34456 and incorporated herein by reference). The information set forth in the documents referred to under the heading “Incorporation of Certain Documents by Reference” in the Offer to Purchase is incorporated herein by reference.

The information in the Offer to Purchase under the headings “Summary Term Sheet,” “Additional Considerations Concerning the Offer –Treatment of Convertible Notes Not Purchased in the Offer,” “Dealer Manager and Information and Tender Agent” and “Miscellaneous” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)       Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.
(b)       Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Transaction” is incorporated herein by reference.
(c)       Plans. The information set forth in the Offer to Purchase including in “Additional Considerations Concerning the Offer – Treatment of Convertible Notes Not Purchased in the Offer” and “The Offer— Source and Amount of Funds” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a)       Source of Funds. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “The Offer— Source and Amount of Funds” is incorporated herein by reference.
(b)       Conditions. Not applicable.
(d)       Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.
(a)       Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Securities Ownership” is incorporated herein by reference.
(b)       Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous—Recent Securities Transactions” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)       Solicitations or Recommendations. The information set forth in the Offer to Purchase in the sections entitled “Dealer Manager and Information and Tender Agent” and “Solicitation and Expenses” is incorporated herein by reference. None of the Company, its management or board of directors (or committee thereof), the Dealer Manager or the information and tender agent is making any recommendation as to whether holders of the Convertible Notes should tender such Convertible Notes in the Offer.
Item 10. Financial Statements.
Not applicable.
Item 11. Additional Information.
(a)       Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
(b)      Other Material Information. The information contained in the Offer to Purchase is incorporated herein by reference.
Item 12. Exhibit Index.

(a)(1)(i)	Offer to Purchase dated August 27, 2020.
(a)(5)(i)	Press Release dated August 27, 2020.
(b)	None.
(d)(1)
Indenture, dated as of April 10, 2013, between Colony Financial, Inc. and the Bank of New York Melon, (filed as Exhibit 4.1 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on April 10, 2013, File No. 001-34456, and incorporated by reference herein).

(d)(2)
Second Supplemental Indenture, dated as of January 28, 2014 (filed as Exhibit 4.2 to Colony Financial, Inc.’s Current Report on Form 8-K, filed on January 28, 2014, File No. 001-34456, and incorporated by reference herein).

(g)	None.
(h)	None.
 Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 27, 2020

COLONY CAPITAL, INC.

By:	/s/ Ronald M. Sanders
Ronald M. Sanders
Executive Vice President, Chief Legal Officer and Secretary